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11019984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NRF Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Boulevard, Suite 900
(No. and Street)

Greenwood Village	Colorado	80011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Brown (303) 953-3863
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, William Timothy Toole , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NRF Capital Markets, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

STEPHANY MOORE NOTARY PUBLIC STATE OF COLORADO

My Commission Expires: 10/19/2013

This report ** contains (check applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

NRF CAPITAL MARKETS, LLC

December 31, 2010

NRF CAPITAL MARKETS, LLC

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NRF Capital Markets, LLC

We have audited the accompanying statement of financial condition of NRF Capital Markets, LLC as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NRF Capital Markets, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 28, 2011

NRF CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2010

Assets:	
Cash	$1,194,134
Furniture, fixtures and equipment, net	273,737
Prepaid expenses	86,744
Other assets	36,519
Total Assets	$1,591,134
Liabilities:	
Accounts payable and accrued expenses	$ 901,611
Unbilled rent payable	36,603
Total Liabilities	938,214
Member's equity	652,920
Total Liabilities and Member's Equity	$1,591,134

The accompanying notes are an integral part of this statement.

NRF CAPITAL MARKETS, LLC

Statement of Operations

Year ended December 31, 2010

Revenue:	
Commission income	$ 2,475,920
Total revenue	2,475,920
Expenses:	
Commission expense	1,867,330
Rent expense	62,062
Compensation expense	3,676,294
Audit and professional fees	576,529
General and administrative	1,659,923
Depreciation	26,267
Total expenses	7,868,405
Net Loss	$(5,392,485)

The accompanying notes are an integral part of this statement.

NRF CAPITAL MARKETS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2010

	Total
Balance at January 1, 2010	$ 431,405
Contributions	5,614,000
Net loss	(5,392,485)
Balance at December 31, 2010	$ 652,920

The accompanying notes are an integral part of this statement.

NRF CAPITAL MARKETS, LLC

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities	
Net loss	$(5,392,485)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:	
Depreciation and amortization	26,267
Changes in assets and liabilities:	
Prepaid expenses	(86,744)
Other assets	(36,519)
Accounts payable and accrued expenses	376,519
Unbilled rent payable	36,601
Net cash used in operating activities	(5,076,361)
Cash flows from investing activities	
Furniture, fixtures and equipment, net	(281,799)
Net cash used in investing activities	281,799
Cash flows from financing activities	
Member Contributions	5,614,000
Net cash provided by financing activities	5,614,000
Net increase in cash	255,840
Cash at beginning of period	938,294
Cash at end of period	$ 1,194,134

The accompanying notes are an integral part of this statement.

NRF CAPITAL MARKETS, LLC

Notes to Financial Statements

December 31, 2010

1. FORMATION AND ORGANIZATION

NRF Capital Markets, LLC (the "Company") is a Delaware Limited Liability Company formed on January 26, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). FINRA membership became effective on April 20, 2010. The Company commenced its operations on April 20, 2010 upon its FINRA membership effective date. The Company is a limited purpose broker-dealer and does not establish or hold client accounts as such, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii). The Company acts as the managing broker-dealer for best efforts underwritings of the parent company NorthStar Realty Finance Corp. ("NorthStar"). The Company's customers are FINRA member broker-dealers located throughout the United States. The Company participates in underwritings sponsored by the parent company.

The Company is the managing broker-dealer for NorthStar Real Estate Income Trust, Inc. ("NSREIT") which is a newly organized Maryland corporation formed to invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate-related securities and select commercial real estate equity investments. NSREIT is the sole General Partner of NorthStar Real Estate Income Trust Operating Partnership, LP ("Operating Partnership") a newly formed Delaware limited partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Cash

Cash exceeded the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution at December 31, 2010. The Company mitigates its risk by placing cash with major financial institutions.

Furniture, fixtures and equipment, net

Furniture, fixtures and equipment ("FF&E") are carried at historical cost less accumulated depreciation. Ordinary repair and maintenance costs expensed in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission Income

Commission income and related expenses generated from the sale of equity of a related party to third parties are accrued on a trade date basis.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the respective lease. The excess of rent incurred on a straight-line basis over rent expense as it becomes payable according to the terms of the lease, is recorded as unbilled rent payable in the statement of financial condition.

Income taxes

Income taxes are accounted for by the asset/liability approach in accordance with the guidance in Accounting for Income Taxes. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company incurred a tax loss for the year ended December 31, 2010.

3. FURNITURE, FIXTURE AND EQUIPMENT, NET

FF&E, net consists of the following:

Office equipment	$175,900
Furniture and fixtures	124,896
	300,796
Less: accumulated depreciation	(27,059)
	$273,737

4. INCOME TAXES

Initially the Company was a single member LLC (SMLLC) not subject to tax. Effective August 13, 2010, the Company elected, under the Internal Revenue Code, to be treated as a corporation for tax purposes. Through December 31, 2010 the Company has net operating losses for federal and state purposes of $2,572,000, which will expire in 2030. As of December 31, 2010 the Company has deferred tax assets of $1,003,166, principally as a result of net operating losses. Because it is not more likely than not that these deferred tax assets will be utilized, the Company has established a valuation allowance for the full amount. The Company has not recognized a benefit for any uncertain tax positions.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or 12.5%

5. NET CAPITAL REQUIREMENTS (Continued)

of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had regulatory net capital of $255,920 which exceeded its requirement of $117,277 by $138,643.

6. DEALER MANAGER AGREEMENT

Pursuant to a dealer manager agreement, between the Company and NSREIT, the Company will receive selling commissions of up to 7%, of gross offering proceeds raised. The Company may reallow all or a portion of such selling commissions earned to participating broker-dealers. In addition, the Company will also receive a dealer manager fee of 3% of gross offering proceeds raised, a portion of which may reallowed to participating broker-dealers.

7. COMMITMENTS

The Company leases office space under noncancelable operating leases through December 18, 2015, for its Colorado office. The Company entered into a lease agreement June 14, 2010 with Legacy III Greenwood Village, LLC. The lease term commenced August 19, 2010 for five years and 4 months subject to abatement during the first four months of the initial lease term. A security deposit of $11,588 and payment of fifth month rent $9,933 were prepaid during the execution phase. Future minimum lease payments under the non-cancelable operating lease are as follows at December 31, 2010:

Year ending December 31,	
2011	$119,196
2012	125,818
2013	132,440
2014	135,751
2015	139,062
	$652,267

During 2010, the Company incurred contractual rent expense of $25,461.

8. SUBSEQUENT EVENTS

Management has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

NRF CAPITAL MARKETS, LLC.

Computation of Net Capital Pursuant to Net Capital

Rule 15c3-1 of The Securities and Exchange Commission

December 31, 2010

Members' equity per statement of financial condition	$652,920
Less: Nonallowable assets	
FF&E	273,737
Prepaid expenses	86,744
Other assets	36,519
Net capital before haircuts	255,920
Haircuts on securities	—
Net capital	$255,920
Aggregate indebtedness	
Accounts payable and accrued expenses	$938,214
Total aggregate indebtedness	$938,214
Ratio of aggregate indebtedness to net capital	366%
Minimum net capital required—the greater of 12.5% of aggregate indebtedness of $938,214 or $5,000	$117,277
Excess of net capital over minimum requirement	$138,643

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2010.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

NRF CAPITAL MARKETS, LLC

December 31, 2010

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
NRF Capital Markets, LLC

In planning and performing our audit of the financial statements of NRF Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the following practices and procedures are not applicable to the Company:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2011